                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO.)*

                                  Vsource, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92908B 10 5
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                      Mercantile Equity Partners III, L.P.
                          Attention: I. Steven Edelson
                                1372 Sherman Road
                           Northbrook, Illinois 60062
                                 (847) 509-3711

                                 with a copy to:
                             Michael H. Altman, Esq.
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4961
                              --------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 18, 2000
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------------------------------------------------------------------------------------------------------

        CUSIP No. 92908B 10 5                                13D                              Page 2 of  22 Pages

-------------------------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Mercantile VS, LLC
-------------------------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [ ]

                                                                                                           (b) [X]
-------------------------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS:   N/A

-------------------------------------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

                            ---------------------------------------------------------------------------------------
         NUMBER OF          7.      SOLE VOTING POWER:  191,918 (1)
          SHARES
       BENEFICIALLY         ---------------------------------------------------------------------------------------
         OWNED BY           8.      SHARED VOTING POWER:  -0-
           EACH
         REPORTING          ---------------------------------------------------------------------------------------
          PERSON            9.      SOLE DISPOSITIVE POWER:  191,918 (1)
           WITH
                            ---------------------------------------------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER:   -0-

-------------------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  191,918 (1)

-------------------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:
                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.2% (2)

-------------------------------------------------------------------------------------------------------------------
14.
        TYPE OF REPORTING PERSON:  00
-------------------------------------------------------------------------------------------------------------------

(1) Mercantile VS, LLC ("Mercantile VS") directly holds 191,918 Series 1-A Preferred Shares which are convertible into 191,918 shares of Common Stock.
(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.


-------------------------------------------------------------------------------------------------------------------

        CUSIP No. 92908B 10 5                                13D                              Page 3 of  22 Pages

-------------------------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Mercantile Equity Partners III, L.P.
-------------------------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [ ]

                                                                                                           (b) [X]
-------------------------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS:   N/A

-------------------------------------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  Illinois

                            ---------------------------------------------------------------------------------------
         NUMBER OF          7.      SOLE VOTING POWER:  191,918 (1)
          SHARES
       BENEFICIALLY         ---------------------------------------------------------------------------------------
         OWNED BY           8.      SHARED VOTING POWER:  -0-
           EACH
         REPORTING          ---------------------------------------------------------------------------------------
          PERSON            9.      SOLE DISPOSITIVE POWER:  191,918 (1)
           WITH
                            ---------------------------------------------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER:   -0-

-------------------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  191,918 (1)

-------------------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:
                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.2% (2)

-------------------------------------------------------------------------------------------------------------------
14.
        TYPE OF REPORTING PERSON:  PN
-------------------------------------------------------------------------------------------------------------------

(1) Solely in its capacity as managing member of Mercantile VS. Mercantile VS directly holds 191,918 Series 1-A Preferred Shares which are convertible into 191,918 shares of Common Stock.
(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.


-------------------------------------------------------------------------------------------------------------------

        CUSIP No. 92908B 10 5                                13D                              Page 4 of  22 Pages

-------------------------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Mercantile Equity Partners III, L.L.C.
-------------------------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [ ]

                                                                                                           (b) [X]
-------------------------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS:   N/A

-------------------------------------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  Illinois

                            ---------------------------------------------------------------------------------------
         NUMBER OF          7.      SOLE VOTING POWER:  191,918 (1)
          SHARES
       BENEFICIALLY         ---------------------------------------------------------------------------------------
         OWNED BY           8.      SHARED VOTING POWER:  -0-
           EACH
         REPORTING          ---------------------------------------------------------------------------------------
          PERSON            9.      SOLE DISPOSITIVE POWER:  191,918 (1)
           WITH
                            ---------------------------------------------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER:   -0-

-------------------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  191,918 (1)

-------------------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:
                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.2% (2)

-------------------------------------------------------------------------------------------------------------------
14.
        TYPE OF REPORTING PERSON:  00
-------------------------------------------------------------------------------------------------------------------

(1) Solely in its capacity as general partner of Mercantile Equity Partners III, L.P. ("MEP LP"), which is the managing member of Mercantile VS. Mercantile VS directly holds 191,918 shares of Series 1-A Convertible Preferred Stock which are convertible into 191,918 shares of Common Stock.
(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.


-------------------------------------------------------------------------------------------------------------------

        CUSIP No. 92908B 10 5                                13D                              Page 5 of  22 Pages

-------------------------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Mercantile Equity Partners I, L.P.
-------------------------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [ ]

                                                                                                           (b) [X]
-------------------------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS:   N/A

-------------------------------------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  Illinois

                            ---------------------------------------------------------------------------------------
         NUMBER OF          7.      SOLE VOTING POWER:  678,337 (1)
          SHARES
       BENEFICIALLY         ---------------------------------------------------------------------------------------
         OWNED BY           8.      SHARED VOTING POWER:  -0-
           EACH
         REPORTING          ---------------------------------------------------------------------------------------
          PERSON            9.      SOLE DISPOSITIVE POWER:  678,337 (1)
           WITH
                            ---------------------------------------------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER:   -0-

-------------------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  678,337 (1)

-------------------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:
                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.1% (2)

-------------------------------------------------------------------------------------------------------------------
14.
        TYPE OF REPORTING PERSON:  PN
-------------------------------------------------------------------------------------------------------------------

(1) Mercantile Capital Partners I, L.P. ("MCP") directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 624,025 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.
(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.


-------------------------------------------------------------------------------------------------------------------

        CUSIP No. 92908B 10 5                                13D                             Page 6 of  22 Pages

-------------------------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Mercantile Capital Group, LLC
-------------------------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [ ]

                                                                                                           (b) [X]
-------------------------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS:   N/A

-------------------------------------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

                            ---------------------------------------------------------------------------------------
         NUMBER OF          7.      SOLE VOTING POWER:  678,337 (1)
          SHARES
       BENEFICIALLY         ---------------------------------------------------------------------------------------
         OWNED BY           8.      SHARED VOTING POWER:  -0-
           EACH
         REPORTING          ---------------------------------------------------------------------------------------
          PERSON            9.      SOLE DISPOSITIVE POWER:  678,337 (1)
           WITH
                            ---------------------------------------------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER:   -0-

-------------------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  678,337 (1)

-------------------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:
                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.1% (2)

-------------------------------------------------------------------------------------------------------------------
14.
        TYPE OF REPORTING PERSON:  00
-------------------------------------------------------------------------------------------------------------------

(1) Solely in its capacity as the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 624,025 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.
(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.


-------------------------------------------------------------------------------------------------------------------

        CUSIP No. 92908B 10 5                                13D                              Page 7 of  22 Pages

-------------------------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Mercantile Capital Management Corp.
-------------------------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [ ]

                                                                                                           (b) [X]
-------------------------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS:   N/A

-------------------------------------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

                            ---------------------------------------------------------------------------------------
         NUMBER OF          7.      SOLE VOTING POWER:  678,337 (1)
          SHARES
       BENEFICIALLY         ---------------------------------------------------------------------------------------
         OWNED BY           8.      SHARED VOTING POWER:  -0-
           EACH
         REPORTING          ---------------------------------------------------------------------------------------
          PERSON            9.      SOLE DISPOSITIVE POWER:  678,337 (1)
           WITH
                            ---------------------------------------------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER:   -0-

-------------------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  678,337 (1)

-------------------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:
                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.1% (2)

-------------------------------------------------------------------------------------------------------------------
14.
        TYPE OF REPORTING PERSON:  CO
-------------------------------------------------------------------------------------------------------------------

(1) Solely in its capacity as the manager of Mercantile Capital Group, LLC ("MCG") which is the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 624,025 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.
(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A. (1)


-------------------------------------------------------------------------------------------------------------------

        CUSIP No. 92908B 10 5                                13D                              Page 8 of  22 Pages

-------------------------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Michael A. Reinsdorf
-------------------------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [ ]

                                                                                                           (b) [X]
-------------------------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS:   N/A

-------------------------------------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

                            ---------------------------------------------------------------------------------------
         NUMBER OF          7.      SOLE VOTING POWER:  -0-
          SHARES
       BENEFICIALLY         ---------------------------------------------------------------------------------------
         OWNED BY           8.      SHARED VOTING POWER:  870,255 (l)
           EACH
         REPORTING          ---------------------------------------------------------------------------------------
          PERSON            9.      SOLE DISPOSITIVE POWER:  -0-
           WITH
                            ---------------------------------------------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER:   870,255 (l)

-------------------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  870,255 (l)

-------------------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:
                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.2% (2)

-------------------------------------------------------------------------------------------------------------------
14.
        TYPE OF REPORTING PERSON:  IN
-------------------------------------------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a managing member of Mercantile Equity Partners III, LLC ("MEP, LLC") which is the general partner of MEP, LP,
        (b) a member of MCG, and (c) a member of the Investment Committee of Mercantile Capital Management Corp. ("MCM"). MEP, LP is the managing member of Mercantile VS. Mercantile VS directly holds 191,918 shares of Series 1-A Convertible Preferred Stock which are convertible into 191,918 shares of Common Stock. MCG is the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 624,025 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.
(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.


-------------------------------------------------------------------------------------------------------------------

        CUSIP No. 92908B 10 5                                13D                              Page 9 of  22 Pages

-------------------------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        I. Steven Edelson
-------------------------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [ ]

                                                                                                           (b) [X]
-------------------------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS:   N/A

-------------------------------------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

                            ---------------------------------------------------------------------------------------
         NUMBER OF          7.      SOLE VOTING POWER:  -0-
          SHARES
       BENEFICIALLY         ---------------------------------------------------------------------------------------
         OWNED BY           8.      SHARED VOTING POWER:  870,255 (l)
           EACH
         REPORTING          ---------------------------------------------------------------------------------------
          PERSON            9.      SOLE DISPOSITIVE POWER:  -0-
           WITH
                            ---------------------------------------------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER:   870,255 (l)

-------------------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  870,255 (l)

-------------------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:
                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.2% (2)

-------------------------------------------------------------------------------------------------------------------
14.
        TYPE OF REPORTING PERSON:  IN
-------------------------------------------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a managing member of Mercantile Equity Partners III, LLC ("MEP, LLC") which is the general partner of MEP, LP,
        (b) a member of MCG, and (c) a member of the Investment Committee of MCM. MEP, LP is the managing member of Mercantile VS. Mercantile VS directly holds 191,918 shares of Series 1-A Convertible Preferred Stock which are convertible into 191,918 shares of Common Stock. MCG is the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 624,025 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.
(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.


-------------------------------------------------------------------------------------------------------------------

        CUSIP No. 92908B 10 5                                13D                              Page 10 of  22 Pages

-------------------------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        The Edelson Family Trust dated September 17, 1997
-------------------------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [ ]

                                                                                                           (b) [X]
-------------------------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS:   N/A

-------------------------------------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  Illinois

                            ---------------------------------------------------------------------------------------
         NUMBER OF          7.      SOLE VOTING POWER:  -0-
          SHARES
       BENEFICIALLY         ---------------------------------------------------------------------------------------
         OWNED BY           8.      SHARED VOTING POWER:  191,918 (1)
           EACH
         REPORTING          ---------------------------------------------------------------------------------------
          PERSON            9.      SOLE DISPOSITIVE POWER:  -0-
           WITH
                            ---------------------------------------------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER:   191,918 (1)

-------------------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  191,918 (1)

-------------------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:
                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.2% (2)

-------------------------------------------------------------------------------------------------------------------
14.
        TYPE OF REPORTING PERSON:  00
-------------------------------------------------------------------------------------------------------------------

(1) Solely in its capacity as a managing member of MEP, LLC which is the general partner of MEP, LP. MEP, LP is the managing member of Mercantile VS. Mercantile VS directly holds 191,918 shares of Series 1-A Convertible Preferred Stock which are convertible into 191,918 shares of Common Stock.
(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.


-------------------------------------------------------------------------------------------------------------------

        CUSIP No. 92908B 10 5                                13D                              Page 11 of  22 Pages

-------------------------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Nathaniel C.A. Kramer
-------------------------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [ ]

                                                                                                           (b) [X]
-------------------------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.      SOURCE OF FUNDS:   N/A

-------------------------------------------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):


                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

                            ---------------------------------------------------------------------------------------
         NUMBER OF          7.      SOLE VOTING POWER:  -0-
          SHARES
       BENEFICIALLY         ---------------------------------------------------------------------------------------
         OWNED BY           8.      SHARED VOTING POWER:  678,337 (l)
           EACH
         REPORTING          ---------------------------------------------------------------------------------------
          PERSON            9.      SOLE DISPOSITIVE POWER:  -0-
           WITH
                            ---------------------------------------------------------------------------------------
                            10.     SHARED DISPOSITIVE POWER:   678,337 (l)

-------------------------------------------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  678,337 (l)

-------------------------------------------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:
                                                                                                              [ ]
-------------------------------------------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.1% (2)

-------------------------------------------------------------------------------------------------------------------
14.
        TYPE OF REPORTING PERSON:  IN
-------------------------------------------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a member of MCG, and (b) a member of the Investment Committee of MCM. MCG is the general partner of MCP. MCP directly holds 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 624,025 shares of Common Stock and has a Warrant to purchase 54,312 shares of Common Stock.
(2) Based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's Form 10QSB/A.

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the shares of common stock, $0.01 par value (the "Common Stock") of Vsource, Inc., a Delaware corporation ("Issuer").

         The principal executive offices of Issuer are located at 5740 Ralston Street, Suite 110, Ventura, California 93003.

Item 2.  Identity and Background.

         (a)

         Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this
Schedule 13D on behalf of Mercantile VS, LLC ("Mercantile VS"), Mercantile Equity Partners III, L.P. ("MEP LP"), Mercantile Equity Partners III, L.L.C. ("MEP LLC"), Mercantile Capital Partners I, L.P. ("MCP"), Mercantile Capital Group ("MCG"), Mercantile Capital Management Corp. ("MCM."), Michael A. Reinsdorf ("Mr. Reinsdorf"), I. Steven Edelson ("Mr. Edelson"), The Edelson Family Trust dated September 17, 1997 (the "Trust"), and Nathaniel C.A. Kramer ("Mr. Kramer"). Mercantile VS, MEP, LP, MEP, LLC, MCP, MEC Group, MCM Corp., Mr. Reinsdorf, Mr. Edelson, the Trust and Mr. Kramer are sometimes hereinafter referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13d-5(b)(1) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists.

         (b)-(c)

         Mercantile VS

         Mercantile VS is a Delaware limited liability company, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities of the Issuer. The principal business address of Mercantile VS, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to MEP, LP, the managing member of Mercantile VS, is set forth below.

         MEP, LP

         MEP, LP is an Illinois limited partnership, the principal business of which is making the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MEP, LP, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to MEP, LLC, the general partner of MEP, LP, is set forth below.

         MEP, LLC

         MEP, LLC is an Illinois limited liability company, the principal business of which is managing entities whose principal business is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MEP, LLC, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mr. Reinsdorf, Mr. Edelson and the Trust, the managing members of MEP, LLC, is set forth below.

         MCP

         MCP is an Illinois limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MCP, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mercantile Capital Group, LLC, the general partner of MCP, is set forth below.

         MCG

         MCG is a Delaware limited liability company, the principal business of which is managing entities whose principal business is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MCG, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mr. Reinsdorf, Mr. Edelson and Mr. Kramer, the members of MCG, and MCM, the non-member manager of MCG, is set forth below.

         MCM

         MCM is an Illinois corporation, the principal business of which is managing MCG. The principal business address of MCM, which also serves as its principal office, is 1372 Shermer Road, Northbrook, Illinois 60062. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mr. Reinsdorf, Mr. Edelson and Mr. Kramer, the sole shareholders of MCM, is set forth below.

         Mr. Reinsdorf

         Mr. Reinsdorf's business address is 1372 Shermer Road, Northbrook, Illinois 60062. Mr. Reinsdorf is a managing member of MEP, LLC, a member of MCG and a member of the Investment Committee of MCM. His principal occupation or employment is engaging in financial activities.

         Mr. Edelson

         Mr. Edelson's business address is 1372 Shermer Road, Northbrook, Illinois 60062. Mr. Edelson is a managing member of MEP, LLC, a member of MCG and a member of the Investment Committee of MCM. His principal occupation or employment is engaging in financial activities.

         The Trust

         The Trust's business address is c/o I. Steven Edelson, 3010 Floral Drive, Northbrook, Illinois 60062. The principal business is as a private family trust.

         Mr. Kramer

         Mr. Kramer's business address is 641 Lexington Avenue, Suite 1450, New York, New York 10022. Mr. Kramer is a member of MCG and a member of the Investment Committee of MCM. His principal occupation or employment is engaging in financial activities.

         (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mercantile VS and MCG are Delaware entities. MEP, LP, MEP, LLC, MCP, MCM, and the Trust are all Illinois entities. Mr. Reinsdorf, Mr. Edelson and Mr. Kramer are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the shares of Series 1-A Convertible Preferred Stock consisted of $497,795 of working capital invested by the members of Mercantile VS.

         The source and amount of funds or other consideration used by the Reporting Persons to purchase the 624,025 shares of Series 2-A Convertible Preferred Stock and the Warrant for 54,312 shares of Common Stock consisted of $4,000,000 of working capital invested by the partners of MCP. The "Warrant" means the Warrant issued to MCP to purchase 54,312 shares of Common Stock of the Issuer for $6.41 per share. The form of Warrant is attached as an exhibit hereto and is incorporated herein by reference.

Item 4.  Purpose of Transaction.

         On February 3, 2000, Mercantile VS acquired 191,918 shares of Series 1-A Convertible Preferred Stock pursuant to a Subscription Agreement dated February 3, 2000 between the Issuer and Mercantile VS.

         On September 18, 2000, MCP acquired 624,025 shares of Series 2-A Convertible Preferred Stock and a Warrant to purchase 54,312 shares of Common Stock for an exercise price of $6.41 per share pursuant to a Convertible Preferred Stock Purchase Agreement dated July 31, 2000 between the Issuer, MCP and other investors as amended.

         Series 1-A Convertible Preferred Stock. The Issuer has authorized the issuance of 2,900,000 shares of Series 1-A Convertible Preferred with the following characteristics:

         - Redemption. The shares of Series 1-A Convertible Preferred Stock are not redeemable by the Issuer or Mercantile VS.

         - Voting Rights. Mercantile VS, as the holder of each share of Series 1-A Convertible Preferred Stock, has the right to one vote for each share of Common Stock into which such Series 1-A Preferred Stock could then be converted.

         - Conversion. Each share of Series 1-A Convertible Preferred Stock is initially convertible into one share of Common Stock, at the option of Mercantile VS at any time after issuance, subject to adjustment in certain circumstances. Each share of Series 1-A Convertible Preferred Stock will automatically be converted into shares of Common Stock immediately upon the closing of a public offering of the Issuer's Common Stock with aggregate gross proceeds of at least $10,000,000 and a per share price to the public of at least five dollars ($5.00), or at the election of the holders of a majority of the outstanding shares of Series 1-A

               Convertible Preferred Stock. The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or
               (e) a sale of shares by the Issuer below the conversion price of the shares of Series 1-A Convertible Preferred Stock.

          Series 2-A Convertible Preferred Stock. The Issuer has authorized the issuance of 2,100,000 shares of Series 2-A Convertible Preferred with the following characteristics:

          - Redemption. The shares of Series 2-A Convertible Preferred Stock are not redeemable by the Issuer or MCP.

          - Voting Rights. MCP, as the holder of each share of Series 2-A Convertible Preferred Stock, has the right to one vote for each share of Common Stock into which such Series 2-A Preferred Stock could then be converted.

          - Conversion. Each share of Series 2-A Convertible Preferred Stock was initially convertible into one share of Common Stock, at MCP's option at any time after issuance, subject to adjustment in certain circumstances. Each share of Series 2-A Convertible Preferred Stock will automatically be converted into shares of Common Stock immediately upon the closing of a public offering of the Issuer's Common Stock with aggregate gross proceeds of at least $20,000,000 and a per share price to the public of at least thirteen dollars ($13.00), or at the election of the holders of a majority of the outstanding shares of Series 2-A Convertible Preferred Stock. The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations,
               (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares by the Issuer below the conversion price of the shares of Series 2-A Convertible Preferred Stock.

          - Registration Rights. MCP, as the holder of shares of Series 2-A Convertible Preferred Stock, was granted certain registration rights with respect to such shares as set forth below:

                    1. The Issuer is required to prepare a shelf registration statement with the SEC with respect to the shares of Common Stock underlying the shares of Series 2-A Convertible Preferred Stock and the Warrant. If the shelf registration statement is not declared effective before January 18, 2001, then the Issuer must issue to MCP a warrant to purchase, at an exercise price equal to the purchase price of MCP's shares, a number of shares of Common Stock equal to the product of (x) two percent (2%) of the number of registrable shares then held by MCP (including registrable shares which may be acquired upon conversion of shares of Series 2-A Convertible Preferred Shares) and (y) a fraction, the numerator of which is the lesser of 450 and the number of days by which the date on which the shelf registration statement is declared effective and the denominator of which is thirty (30); and

                    2. MCP was granted customary piggy back registration rights.

          Warrant. Pursuant to the terms of the Warrant, MCP may purchase 54,312 shares of Common Stock at an initial exercise price of $6.41 per share (the "Warrant Shares"). MCP may purchase some or all of the Warrant Shares at any time or from time to time until September 17, 2005. The number of Warrant Shares and/or the exercise price per share (i.e., $6.41) are subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below conversion price. MCP acquired the Warrant for investment purposes.

          Other. MCP received certain visitation and board observer rights under the Convertible Preferred Stock Purchase Agreement until the fifth anniversary of the closing, so long as MCP and its affiliates own at least one percent (1%) of the voting securities of the Issuer. Consistent with such rights, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects. In addition, MCP and its affiliates are participating in setting the parameters of the Issuer's search for a chief executive officer and are evaluating individual candidates for such office.

          Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Common Shares in the open market or in private transactions or may dispose of all or a portion of the Common Shares that such Reporting Person now owns or hereafter may acquire, or imposed by law.

          Other than as described in Item 3 and this Item 4, none of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D (although they reserve the right to develop such plans).

          The above summary of the terms of the shares of Series 1-A Convertible Preferred Stock, the shares of Series 2-A Convertible Preferred Stock, the Warrant and the Registration Rights Agreement is qualified in its entirety by reference to the exhibits attached hereto and expressly incorporated herein by this reference.

Item 5.   Interest in Securities of the Issuer.

          Each of the calculations in this Item 5 are based on 15,914,189 shares of Common Stock outstanding as of August 29, 2000, as reported in the Issuer's most recent Form 10QSB/A and assumes the exercise of the Warrant held by MCP (which Warrant is currently exercisable). Statements regarding the power to vote and dispose of the shares of Common Stock assume that the Warrant has been exercised.

          (a)

          Mercantile VS

          The aggregate number of shares of Common Stock that Mercantile VS may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, is 191,918 (upon conversion of 191,918 shares of Series 1-A Convertible Preferred Shares) which constitutes approximately 1.2% of the issued and outstanding shares of Common Stock.

          MEP, LP

          As the sole managing member of Mercantile VS, MEP, LP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 191,918 shares of Common Stock (upon conversion of 191,918 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 1.2% of the issued and outstanding shares of Common Stock.

          MEP, LLC

          As the sole general partner MEP, LP, MEP, LLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 191,918 shares of Common Stock (upon conversion of 191,918 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 1.2% of the issued and outstanding shares of Common Stock.

          MCP

          The aggregate number of shares of Common Stock that MCP may be deemed to beneficially own, pursuant to Rule 13d-3 of the Act, is 678,337 (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.1% of the issued and outstanding shares of Common Stock.

          MCG

          As the sole general partner of MCP, MCG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 678,337 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.1% of the issued and outstanding shares of Common Stock.

          MCM

          As the non-member manager of MCG, MCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 678,337 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock, and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.1% of the issued and outstanding shares of Common Stock.

          Mr. Reinsdorf

          As a managing member of MEP, LLC, a member of MCG and a stockholder of MCM, Mr. Reinsdorf may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 870,255 shares of Common Stock (upon (a) conversion of 191,918 shares of Series 1-A Convertible Preferred Stock, (b) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock, and (c) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 5.2% of the issued and outstanding shares of Common Stock.

          Mr. Edelson

          As a managing member of MEP, LLC, a member of MCG and a stockholder of MCM, Mr. Edelson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 870,255 shares of Common Stock (upon (a) conversion of 191,918 shares of Series 1-A Convertible Preferred Stock, (b) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock, and (c) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 5.2% of the issued and outstanding shares of Common Stock.

          The Trust

          As a managing member of MEP, LLC, the Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 191,918 shares of Common Stock (upon conversion of 191,918 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 1.2% of the issued and outstanding shares of Common Stock

          Mr. Kramer

          As a member of MCG and a stockholder of MCM, Mr. Kramer may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 678,337 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.1% of the issued and outstanding shares of Common Stock.

          (b)

          Mercantile VS

          Mercantile VS may be deemed to have sole voting power and sole dispositive power with respect to 191,918 shares of Common Stock (upon conversion of 191,918 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 1.2% of the outstanding shares of Common Stock.

          MEP, LP

          As the sole managing member of Mercantile VS, MEP, LP may be deemed to have sole voting power and sole dispositive power with respect to 191,918 shares of Common Stock (upon conversion of 191,918 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 1.2% of the outstanding shares of Common Stock.

          MEP, LLC

          As the sole general partner MEP, LP, MEP, LLC may be deemed to have sole voting power and sole dispositive power with respect to 191,918 shares of Common Stock (upon conversion of 191,918 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 1.2% of the outstanding shares of Common Stock.

          MCP

          MCP may be deemed to have sole voting power and sole dispositive power with respect to 678,337 shares of Common Stock (upon conversion of 624,025 shares of Series 2-A Convertible Preferred Stock and exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.1% of the outstanding shares of Common Stock.

          MCG

          As the sole general partner of MCP, MCG may be deemed to have sole voting power and sole dispositive power with respect 678,337 shares of Common Stock (upon conversion of 624,025 shares of Series 2-A Convertible Preferred Stock and exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.1% of the outstanding shares of Common Stock.

          MCM

          As the non-member manager of MCG, MCM may be deemed to have sole voting power and sole dispositive power with respect 678,337 shares of Common Stock (upon conversion of 624,025 shares of Series 2-A Convertible Preferred Stock and exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.1% of the outstanding shares of Common Stock.

          Mr. Reinsdorf

          As a managing member of MEP, LLC, a member of MCG and a stockholder of MCM, Mr. Reinsdorf may be deemed to have shared voting power and shared dispositive power with respect to 870,255 shares of Common Stock (upon (a) conversion of 191,918 shares of Series 1-A Convertible Preferred Stock, (b) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock, and (c) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 5.2% of the outstanding shares of Common Stock.

          Mr. Edelson

          As a managing member of MEP, LLC, a member of MCG and a stockholder of MCM, Mr. Edelson may be deemed to have shared voting power and shared dispositive power with respect to 870,255 shares of Common Stock (upon (a) conversion of 191,918 shares of Series 1-A Convertible Preferred Stock, (b) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock, and (c) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 5.2% of the outstanding shares of Common Stock.

          The Trust

          As a managing member of MEP, LLC, the Trust may be deemed to have shared voting power and shared dispositive power with respect to 191,918 shares of Common Stock (upon conversion of 191,918 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 1.2% of the outstanding shares of Common Stock.

          Mr. Kramer

          As a member of MCG and a stockholder of MCM, Mr. Kramer may be deemed to have shared voting power and shared dispositive power with respect to 678,337 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock and (b) exercise of the Warrant for 54,312 shares of Common Stock) which constitutes approximately 4.1% of the outstanding shares of Common Stock.

          (c) Except as set forth in Item 4 above, none of the Reporting Persons have effected any other transactions in Common Stock during the past sixty (60) days.

          (d) None of the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer acquired by the Reporting Persons as described in Item 5.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as set forth in this Schedule 13D or in the Exhibits filed herewith and incorporated herein by reference, and except for the Joint Filing Agreement dated November 21, 2000 among the Reporting Persons attached as
Exhibit 1 to this Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7.   Materials to be Filed as Exhibits.

          Exhibit 1 Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

          Exhibit 2 Amended Certificate of Designation of Series 1-A Convertible Preferred Stock.

          Exhibit 3 Certificate of Designation of Series 1-A Convertible Preferred Stock.

          Exhibit 4 Certificate of Designation of Series 2-A Convertible Preferred Stock.

          Exhibit 5      Form of Common Stock Warrant.

          Exhibit 6 Form of Registration Rights Agreement for the Series 2-A Convertible Preferred Stock.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 2000         MERCANTILE VS, LLC, a Delaware limited
                                  liability company

                                  By:    Mercantile Equity Partners III, L.P.,
                                         an Illinois limited partnership, its
                                         Managing Member

                                         By:    Mercantile Equity Partners III,
                                                L.L.C., an Illinois limited
                                                liability company, its General
                                                Partner

                                                By:  /s/ I. Steven Edelson
                                                     -------------------------
                                                     Name:  I. Steven Edelson
                                                     Title: Managing Member

                                  MERCANTILE EQUITY PARTNERS III, L.P., an
                                  Illinois limited partnership, its Managing
                                  Member

                                  By: Mercantile Equity Partners III, L.L.C., an Illinois limited liability company, its General Partner

                                         By:    /s/ I. Steven Edelson
                                                -------------------------
                                         Name:  I. Steven Edelson
                                         Title: Managing Member

                                  MERCANTILE EQUITY PARTNERS III, L.L.C., an
                                  Illinois limited liability company, its
                                  General Partner

                                  By:    /s/ I. Steven Edelson
                                         -------------------------
                                  Name:  I. Steven Edelson
                                  Title: Managing Member

                                  MERCANTILE CAPITAL PARTNERS I, LP, an Illinois limited partnership

                                  By:    Mercantile Capital Group, LLC, a
                                         Delaware limited liability company, its
                                         general partner

                                         By:    Mercantile Capital Management
                                                Corp., an Illinois corporation,
                                                its manager

                                                By:  /s/ I. Steven Edelson
                                                     ------------------------
                                                     Name:  I. Steven Edelson
                                                     Title: President

                                  MERCANTILE CAPITAL GROUP, LLC, a Delaware limited liability company

                                  By:    Mercantile Capital Management Corp.,
                                         an Illinois corporation, its manager

                                         By:    /s/ I. Steven Edelson
                                                -------------------------
                                         Name:  I. Steven Edelson
                                         Title: President

                                  MERCANTILE CAPITAL MANAGEMENT CORP., an
                                  Illinois corporation, its manager

                                  By:    /s/ I. Steven Edelson
                                         ----------------------------
                                  Name:  I. Steven Edelson
                                  Title: President

                                     /s/ Michael A. Reinsdorf
                                  -----------------------------------
                                  MICHAEL A. REINSDORF, an Individual

                                     /s/ I. Steven Edelson
                                  -----------------------------------
                                  I. STEVEN EDELSON, an Individual

                                  THE EDELSON FAMILY TRUST DATED
                                  SEPTEMBER 17, 1997

                                  By:    /s/ I. Steven Edelson
                                         ----------------------------
                                  Name:  I. Steven Edelson
                                  Title: Trustee

                                     /s/ Nathaniel C.A. Kramer
                                  -----------------------------------
                                  NATHANIEL C.A. KRAMER, an Individual